EXHIBIT 3.5

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

BLUE WATER GLOBAL GROUP, INC.

A special meeting of the Board of Directors of the above referenced Corporation was held on November 13, 2014 at 8:00am Atlantic Time (AT) at the Corporation’s headquarters.  The undersigned, being duly authorized, hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous consent on November 13, 2014:

Upon motion duly made and unanimously carried, it was:

RESOLVED, that the Corporation and Board of Directors does hereby fix and determine the rights, preferences, privileges,  restrictions and other matters relating to the designation of the Corporation’s Series A Preferred Stock, $0.001 par value:

Designation and Amount.

This class of preferred stock shall be designated Series A Preferred Stock (“Preferred Stock”), $0.001 par value.  The Corporation’s Board of Directors may issue up to one-million (1,000,000) shares of this Preferred Stock.

Rank.

The Preferred Stock shall rank superior to all other class of the Corporation’s classes of stock, including common and other future classes of preferred stock, if any – now or hereafter issued – as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, including the payment of dividends.

Dividends.

The Preferred Stock is eligible for all legal dividends as may be approved by the Corporation’s Board of Directors.  In the event a dividend is declared across multiple classes of stock, the amount of any dividend to be received by holders of the Preferred Stock shall be calculated on a fully-diluted, pro-rata basis with the other classes of stock participating in said dividend.

Voting Rights.

Holders of the Preferred Stock shall have the right to vote on any and all matters with holders of common stock (and other classes of preferred stock, if any) by aggregating votes into one (1) class of stock.  Each shares of Preferred Stock shall have one-thousand (1,000) votes for any election or other vote placed before the shareholders of the Corporation, regardless if the vote is taken with or without a shareholders’ meeting.  Holders of the Preferred Stock may not cumulate their votes in any voting matter.

Conversion.

After a minimum holding period of two (2) years from the date of issue, holders of shares of Preferred Stock may, at their sole option, convert all or a portion of their holdings of Preferred Stock into shares of the Corporation’s common stock at a ratio of one (1) share of Preferred Stock for one-thousand (1,000) shares of common stock.  There is no requirement for holders to convert their holdings into shares of common stock.

Redemption by Corporation.

The Corporation has no redemption rights over the Preferred Stock.

and it was further

RESOLVED, that the officers of the Corporation shall be, and they hereby are, authorized, empowered and directed to take any and all steps, and to execute and deliver any and all instruments in connection with consummating the aforesaid transactions and in connection with carrying the foregoing resolutions into effect.

WITNESS my signature as of this 13th day of November, 2014.

/s/ J. Scott Sitra

J. Scott Sitra

President, Treasurer, Secretary and Sole Director